Next Fuel, Inc.
210 Walford Way, Cary
North Carolina 27519

August 24, 2009

Ethan Horowitz, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-3561

Re:	Next Fuel, Inc. Item 4.02 Form 8-K Filed August 18, 2009 File No. 333-148493

Dear Mr. Horowitz:

We represent Next Fuel, Inc. (the “Company”). We are in receipt of your letter dated August 20, 2009 and the following sets forth our responses to same:

Form 8-K Filed August 18, 2009

1.
Please revise to provide additional disclosure regarding the nature of the accounting error identified in your filings and the cause of this error.  Your revised disclosure should also explain the effect of the accounting error on your previously issued financial statements.  In addition, please disclose whether you intend to restate your prior period financial statements.  Refer to Item 4.02(a) of Form 8-K.

Answer:
The Company has filed an amended Form 10k for the year ended September 30, 2008 and an amended Form 10q for the periods ended December 31, 2008 and intends to file an amended Form 10q for the period ended March 31, 2009 to restate the prior period financial statements.  The 8k has been amended to disclose the nature and cause of this error and a table has been filed as an exhibit to the amended Form 8-k to provide additional disclosure regarding the effect of the accounting error identified in your filings.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Cline
John Cline
President, Chief Executive Officer,
Chief Financial Officer,
Chairman of the Board of Directors